EXHIBIT 8.1

OPINION OF MAYER, BROWN, ROWE AND MAW LLP

[MAYER, BROWN, ROWE AND MAW LLP LETTERHEAD]

April 13, 2007

Alexandria Real Estate Equities, Inc.

385 E. Colorado Blvd., Suite 299

Pasadena, California  91101

Re:                       Alexandria Real Estate Equities, Inc. – Status as a Real Estate Investment Trust (“REIT”);
Information in Prospectus under
FEDERAL INCOME TAX CONSIDERATIONS

Ladies and Gentlemen:

You have requested our opinion concerning certain Federal income tax considerations in connection with the registration by Alexandria Real Estate Equities, Inc., a Maryland corporation (“ARE,” and together with the subsidiary corporations, partnerships and limited liability companies in which ARE owns a direct or indirect interest, the “Company,”) of 4,679,534 shares of common stock, par value $0.01 per share, (the “Shares”), pursuant to the Registration Statement on Form S-3 filed with the Securities and Exchange Commission (the “Commission”) (the “Registration Statement”) on April 13, 2007. Capitalized terms not otherwise defined herein shall have the respective meanings set forth in the Registration Statement.

In connection with these opinions we have reviewed certain documents (collectively, the “Documents”) that we have deemed necessary or appropriate as a basis for our opinions, including, without limitation (i) the prospectus dated April 13, 2007, relating to the Shares and as filed by the Company with the Commission (such prospectus, the “Prospectus”), (ii) organizational documents of the entities comprising the Company, (iii) copies of certain leases, management contracts and other agreements, (iv) a certificate executed by duly appointed officers of ARE (the “Officer’s Certificate”) setting forth certain factual representations, dated April 13, 2007, (v) the Skadden Opinion (as defined below), and (vi) certain schedules, memoranda, financial information and other records.

In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies, and the authenticity of the originals of such copies.

Our opinions are based on the correctness of the following specific assumptions: (i) ARE will continue to be operated in accordance with the laws of the State of Maryland in the manner described in its organizational documents; (ii) there will be no changes in the applicable laws of the State of Maryland; and (iii) each of the representations contained in the Officer’s Certificate is true, correct and complete without regard to any qualification as to knowledge and belief.  For purposes of our opinion, we have not made an independent investigation of the facts set forth in the Officer’s Certificate and other Documents, including, without limitation, any investigation as to (i) the proper allocation of lease payments between real property and personal property, or (ii) whether ARE owns, directly or indirectly, 10% or more of any tenant of the Company, applying the principles of sections 856(d)(2)(B) and (d)(5) of the Internal Revenue Code of 1986, as amended (the “Code”).  No facts have come to our attention, however, that would cause us to question the accuracy and completeness of such facts or documents in a material way.  We have, consequently, relied on ARE’s representations that the facts and information presented in the Officer’s Certificate, and other Documents or otherwise furnished to us are true, correct, and complete without regard to any qualification as to knowledge and belief.

In rendering our opinions, we have also relied upon the Code, the regulations promulgated thereunder by the Treasury Department (the “Regulations”), administrative rulings and other interpretations of the Code and the Regulations by the courts and the Internal Revenue Service, all as they exist and are in effect at the date of this letter.  With respect to the latter assumption, it should be noted that statutes, regulations, judicial decisions, and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect.  A material change that is made after the date hereof in any of the foregoing bases for our opinion could affect our conclusions.

In rendering our opinions we have also relied on the opinion of Skadden, Arps, Slate, Meagher & Flom LLP (the “Skadden Opinion”) dated April 14, 2000 with respect to the qualification of ARE as a real estate investment trust (“REIT”) for its taxable year ended December 31, 1996 and all subsequent taxable years ending on or before December 31, 1999.  We know of no facts that lead us to conclude that we are not justified in relying on the Skadden Opinion.

We express no opinion as to the laws of any jurisdiction other than the Federal laws of the United States of America to the extent specifically referred to herein.

Subject to and based upon the foregoing (including the Skadden Opinion) and the following, we are of the opinion that:

1.                                       Beginning with ARE’s taxable year ended December 31, 1996 (relying on the Skadden Opinion with respect to the qualification of ARE as a REIT for all taxable years ending on or before December 31, 1999), ARE has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its actual method of operation through the date of this letter and its planned method of operation, each as represented in the Officer’s Certificate, will continue to enable it to meet the requirements for qualification and taxation as a REIT for the taxable year ended December 31, 2006 and thereafter.  To the extent that the foregoing opinion refers to any period prior to the taxable year ended December 31, 2000, it is based solely on the Skadden Opinion (which we have relied upon with your express permission).

2.                                       The discussion in the Prospectus under the heading “FEDERAL INCOME TAX CONSIDERATIONS”, to the extent that it constitutes matters of law or legal conclusions, has been reviewed by us, is correct in all material respects, and accurately summarizes the material U.S. Federal income tax consequences of an investment in the Shares, subject to the qualifications set forth therein.

Qualification and taxation as a REIT will depend upon ARE’s continuing ability to meet, through actual annual operating results, certain requirements, including requirements relating to distribution levels and diversity of stock ownership, and the various qualification tests imposed under the Code, the results of which will not be reviewed by us.  Accordingly, no assurance can be given that the actual results of ARE’s operation for any one taxable year, if inconsistent with ARE’s projected results, will be able to satisfy or will actually satisfy such requirements.  We do not undertake to monitor whether ARE will, in fact, through actual operating results, satisfy the various qualification tests imposed under the Code, and we express no opinion whether ARE will actually satisfy these various qualification tests in the future.

Other than as expressly stated above, we express no opinion on any issue relating to the Company or to any investment therein.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein and under the caption “FEDERAL INCOME TAX CONSIDERATIONS” in the Prospectus.

Sincerely,

Mayer, Brown, Rowe & Maw LLP